Exhibit 99.1

SUN LIFE ANNOUNCES INTENTION TO SELL ITS UK BUSINESS

Sun Life also establishes long-term strategic partnership with UK’s largest long-term savings and retirement business

TORONTO, ON, LONDON, UK - (August 4, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today it has entered into an agreement to sell SLF of Canada UK Limited (“Sun Life UK”) to Phoenix Group Holdings plc (“Phoenix Group”) (LSE: PHNX). Headquartered in London, Phoenix Group is the UK’s largest long-term savings and retirement business with more than 13 million customers and £310 billion of assets under administration.

Sun Life UK manages life and pension policies and annuity blocks for UK Clients. The company is closed to new sales and has been operating as a run-off business in the life and pension policies segment since 2001.

Sun Life will sell Sun Life UK to Phoenix Group for a closing price of £248 million (approximately C$385 million) and will retain its economic interest in UK’s payout annuities business. This transaction will also provide further growth opportunities for Sun Life’s asset management businesses.

As part of the sale, Sun Life will form a long-term partnership to become a strategic asset management partner to Phoenix Group. Sun Life’s asset management companies, MFS and SLC Management, will continue to manage approximately C$9 billion of Sun Life UK’s general account upon the close of the sale.

Phoenix Group has set a goal to invest approximately US$25 billion in North American public and private fixed income and alternative investments over the next five years. MFS and SLC Management will be material partners to Phoenix Group in achieving this goal.

“We’re excited to partner with Phoenix Group. A great deal of consideration was taken to find the right buyer and partner for our UK business. Phoenix Group is a purpose-led company with similar values to Sun Life and a strong focus on delivering outcomes for their customers. We’re also pleased about our asset management partnership, which will bring the strength of MFS and SLC Management to Phoenix Group customers,” said Kevin Strain, President and CEO of Sun Life. “Thank you to our UK team for all of their efforts in delivering solid results year-after-year in our life, pension and annuities businesses. We believe Phoenix Group will be a great organization for our UK employees and Clients.”

“This acquisition is highly attractive for Phoenix Group.  As the UK’s largest long-term savings and retirement business with a strong track record of UK closed book integrations, we look forward to offering a safe home for Sun Life UK Clients over the long term and enabling them to benefit from our broad range of Standard Life products in our Open division,” said Andy Briggs, Phoenix Group, CEO. “I would like to take this opportunity to welcome the colleagues who will join us from Sun Life UK. We are also pleased to enter into a new, long-term strategic asset management partnership with MFS and SLC Management, Sun Life’s Asset Management businesses. This partnership will complement our existing relationships and further enhance our liquid and illiquid credit capabilities in North America by building on their strong presence in the region.”

Since 2016, Phoenix Group has successfully completed four acquisitions totaling approximately £7.5 billion. This has supported increasing their assets under administration by more than 300% over the past five years through organic and inorganic growth.

Strain added, “The sale of the Sun Life UK business is consistent with our strategy to grow fee-based and capital light businesses. It also frees up capital to continue on our journey of creating long-term value for our shareholders. This transaction also aligns with our objective to continue building our Sun Life asset management pillar by creating an attractive long-term partnership with the UK’s leading long-term savings and retirement business.”

This transaction is expected to close during the first half of 2023, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Fenchurch Advisory Partners acted as a financial advisor to Sun Life for this transaction and Freshfields Bruckhaus Deringer LLP served as legal counsel.

Slides related to this announcement are available at www.sunlife.com.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of C$1.26 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Phoenix Group

Phoenix Group is the UK’s largest long-term savings and retirement business. With £0.3 trillion of assets under administration, we offer our c.13 million customers a broad range of products across our market-leading pensions, savings and life insurance brands which include Standard Life and Sun Life. We support people throughout their savings cycle, and our vision is to help even more people on their journey to and through retirement, providing the right support at the right time.

A member of the FTSE 100, we’re a sustainably growing business united by a common purpose - to help people secure a life of possibilities. This drives everything we do and means taking responsible and sustainable investment decisions and using our presence and voice to drive forward change for the better for our customers, our colleagues, and our wider community.

We have been recognised as a leading employer for many years. We are accredited as a Living Wage Employer and as a Carer Positive Exemplary Employer for offering the best support to colleagues who are carers.

Linkedin:  PhoenixGroup-UK    Twitter: @PhoenixGroupUK

Forward-looking Statements

From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this release include, without limitation, statements (i) relating to our strategies, (ii) relating to our anticipated divestiture of Sun Life UK, (iii) relating to our growth initiatives and other business objectives, (iv) relating to the expected timing of the closing of the transaction, (v) relating to the expected impact of the transaction on our business and financial results, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “intends”, “expect”, “will”, and similar expressions.

These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following risk factors are related to our intention to divest Sun Life UK that could have a material adverse effect on our forward-looking statements: (i) the ability of the parties to complete the transaction; (ii) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the transaction; and (iv) the impact of the announcement of the transaction and the dedication of our resources to completing the transaction. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this presentation are set out in our MD&A for the period ended June 30, 2022 and in SLF Inc.’s other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:
Rajani Kamath	Yaniv Bitton
Associate Vice-President	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T: 647-515-7514	T: 416-979-6496
rajani.kamath@sunlife.com	yaniv.bitton@sunlife.com